ZENNIHOME HOLDINGS, INC.

(a Delaware corporation)

Form C/A

First Amendment of Form C

Disclosures in Reg CF Offering

June 5, 2023

TABLE OF CONTENTS

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EXHIBIT A-1	WEFUNDER CAMPAIGN PAGE
EXHIBIT A-2	TRANSCRIPT TO VIDEO #1 ON CAMPAIGN PAGE
EXHIBIT A-3	TRANSCRIPT TO VIDEO #2 ON CAMPAIGN PAGE
EXHIBIT B	RISKS OF INVESTING
EXHIBIT C	FORM OF INVESTMENT AGREEMENT
EXHIBIT D	CERTIFICATE OF FORMATION OF ZENNIHOME CF LLC
EXHIBIT E	LIMITED LIABILITY COMPANY AGREEMENT OF ZENNIHOME CF LLC
EXHIBIT F	AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EXHIBIT G	VOTING AGREEMENT
EXHIBIT H	CAP TABLE
EXHIBIT I	FINANCIAL STATEMENTS
EXHIBIT J	ADDITIONAL DISCLOSURES

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<p style="text-align:center">**FORM C**</p>

<p style="text-align:center">**Company Disclosures**</p>

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) – Basic Information About the Company

Name of Company	ZenniHome Holdings, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 8, 2022
Kind of Entity	Corporation
Street Address	1500 N. Desert Paintbrush Rd. Page AZ 86040
Website Address	http://www.zennihome.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$7,653,369	$ 493,843
Cash & Equivalents	$228,118	$ 32,271
Account Receivable	$50,000	$ 0
Short-Term Debt	Financing leases - current $97,264 Notes payable - current $70,532 Notes payable - related party - current $60,486	$ 200,000
Long-Term Debt	Financing leases $292,173 Notes payable $270,798 Notes payable - related party $20,070	$ 0
Revenues/Sales	$0	$ 0
Cost of Goods Sold	$0	$ 0
Taxes Paid	$0	$ 0
Net Income	Loss ($3,061,256)	Loss ($692,310)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____X_____

NO   _____

Name of SPV	ZenniHome CF LLC
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	April 17, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	4645 North 32nd Street, Suite A-255 Phoenix, AZ 85018

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is ZenniHome Holdings, Inc., the name of the SPV is ZenniHome CF LLC. You and all the other Regulation Crowdfunding investors will invest in ZenniHome CF LLC and ZenniHome CF LLC will, in turn, use your money to invest in ZenniHome Holdings, Inc. Hence, ZenniHome CF LLC will be reflected as one investor in ZenniHome Holdings, Inc.

ZenniHome Holdings, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future.

ZenniHome CF LLC will conduct no business other than to invest in ZenniHome Holdings, Inc.

Although ZenniHome Holdings, Inc. is a corporation, you will be an owner of ZenniHome CF LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to ZenniHome Holdings, Inc., not to ZenniHome CF LLC, unless otherwise indicated.

§227.201(b) – Directors and Officers

The Company is a corporation, managed by its Board of Directors and officers.

Under the Company's governing documents, the Board of Directors has five members, designated as follows:

- The owners of Common Stock, voting as a separate class, have the right to elect four Directors.

- The owners of the Preferred Stock, including the Series A Preferred Stock, voting as a separate class, have the right to elect one Director. As long as Caliber Tax-Advantaged Opportunity Zone Fund, L.P. and its affiliates hold at least 640,000 shares of Series Seed Preferred Stock, it will have the right to designate that one Director.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Connie Carras*	Director	2022	Independent Director Founder and CEO CEC Enterprises Consulting
Mindy Rex*	Director	2022	President & CEO Pacific Housing Partners
Robert Worsley*	Director, CEO, Board Chairman	2022	Previously CEO of NZ Legacy and Novo Power
Stephen James*	Director	2022	SVP Community Planning and Design Larry H. Miller Real Estate
Chris Loeffler**	Director	2022	CEO, Caliber Funds

Trevor Barger	Chief Revenue Officer	2022	CEO, Espiritu Loci

*Elected by holders of Common Stock

**Elected by Caliber

Additional Information About Officers and Directors

Bob Worsley, Founder, CEO and Chairman of the Board

Bob is an accomplished and celebrated entrepreneur, former Arizona State Senator, and author.

Bob became interested in the future of housing while working with a friend in Provo, Utah in 2018 after his retirement from the Arizona Senate. That interest has blossomed into ZenniHome.

Named 1999 Arizona Entrepreneur of the Year and 2018 Legislator of the Year, after his BYU BA degree, Bob began his career in 1980 as a CPA with Price Waterhouse, went on to found SkyMall in 1989, took it public in 1996 and then sold it to Rupert Murdoch's corporate empire in 2001. He then founded NZ Legacy which has been active in real estate, energy and mineral developments since 2002. He built an $80 Million 28MW biomass energy plant in 2008, fueled by the remains of the Rodeo-Chediski fire which burned over 450,000 acres of Arizona forest land in 2002; his company, NovoPower is currently fueled by 15,000 acres per year of forest-thinning and is staffed with over 100 employees and contractors. It operates with a 15% EBITDA per year.

A three term Arizona State Senator, Bob is involved with energy and technology issues, citizen engagement, data collection, and the required infrastructure for future autonomous vehicles. Bob authored the recently published book, "The Horseshoe Virus" which tells his story of being elected to fight for immigrants in Arizona.

Bob has served or serves on Boards of Mesa United Way, Mesa Urban Renewal Lab, United Families, Institute of American Values in NYC, Arizona Aerospace Association, Maricopa County Association of Governments Economic Council, and American Businesses for Immigration Coalition. He has been Scoutmaster to a 36 scout troop, leading an LDS Mission to Uruguay and Paraguay, a decade-long Hispanic congregation leader, as well as numerous other civic, Church, and philanthropic roles.

Trevor Barger, Chief Revenue Officer

Trevor is ZenniHome's CRO. Trevor brings over 20 years of experience in land use planning and design, having worked for both public and private clients at a variety of scales and project types. He is the Founder, Espiritu Loci Incorporated, a land planning and development assistance firm specializing in creating spirited one-of-a-kind settings for life. He has apprenticed under Vern Swaback, Frank Lloyd Wright's last apprentice - an experience that has been influential in his professional development as design cues and the character of place are often driven by the beauty of surrounding forms, colors, and materials.

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Trevor holds a Master of Science in Planning, University of Arizona and a Bachelor of Science in Design with a focus on Housing and Urban Development, Arizona State University.

Stephen James, Board Director

Stephen James serves as ZenniHome Board Director. He is Executive Vice President Planning and Community Design at Larry H. Miller Real Estate and transforming post mining land into Daybreak, a 4,200 acre sustainable, transit oriented, and walkable new town that is striving to stem the negative impacts of sprawl in the Salt Lake Valley and demonstrate an alternate path forward for developers and suburban towns.

Stephen has proven architecture, urban planning & design, and community design & development skills that creates and transforms community development markets with innovative, targeted, smart growth vision and implementation that is based in research. He has previous Architecture design experience with focus on adoption of leading edge technologies, Design West, HGA. He is active in the AIA, CNU, and ULI, often speaking on panels and participating in charrettes aimed at innovation in community planning and neighborhood design.

His work has been recognized in 2011 as the Best Smart Growth Community and Community of the Year at the Best of American Living Awards sponsored by the National Association of Home Builders and he has served as Judge in the 2009 prestigious ULI Gerald Hines competition.

Stephen holds a Masters in Architecture degree, with honors, University of Minnesota, a Bachelor of Science, Architecture and German Studies, University of Utah and an Industrial Design, Brigham Young University.

Chris Loeffler, Board Director

Chris Loeffler founded and has served as the CEO and Chairman of Caliber's Board of Directors since soon after its inception. As CEO, Chris directs and executes global strategy, oversees investments and fund management, and contributes to private and public capital formation. As a Co-Founder Chris took an early role forming the Company's financial and operational infrastructure and navigating the vertical integration of all real estate and investment services.

Prior to forming Caliber, Chris worked at PwC in Phoenix, Arizona, completing public company audits, developing control systems, and completing several acquisition or sale transactions. Some of Chris's clients included Honeywell International, Inc., CSK Auto Inc., Verizon Communications, Inc., Republic Services, Inc., Car Wash Partners, Inc., and the Arizona Diamondbacks.

Chris earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo. Chris also attended Universidad Complutense de Madrid (University of Madrid) in Madrid, Spain. In addition, Chris is the Co-Founder and former Board Director for Qwick, Inc., a venture-funded hospitality staffing marketplace, and a Board Director and Treasurer for the Mesa Police Foundation.

Connie Carras, CPA, CA, GCB.D, CCB.D, Board Director

Connie Carras is an Independent Board Chair and Director, Entrepreneur, and Innovator. She is a trusted, purpose driven Leader who focuses on shaping and leading "Innovation for Good".

Connie chairs the EnerQuality Corporation Board and serves as Director and Risk Committee Chair on the Canlan Sports Inc. (TSX:ICE) Board,. She is the Founder & CEO of CEC Enterprises Consulting, providing strategic innovation and start up advisory in Canada and the US and she is the former partner and Canadian national leader for PwC and IBM's Institutional Investor consulting practices.

Experienced working across Canada, the US, and the UK in Real Estate, Banking, Insurance, and Institutional Investment and leading strategic change using the levers of technology and ESG, Connie is known for bringing together ideas, partnerships, and capital that strategically accelerate industry innovation and its impact. Her clients include Canadian and North American Developers, Lenders, proptech, fintech, and climate tech startups.

Passionate about climate and the environment, the future of housing and DE&I at the governance level, she speaks regularly and consults on how businesses can better address ESG, AI, and transformative technologies in their strategy and governance agendas—especially to see beyond compliance and risk management and to target opportunity.

Mindy Rex, Board Director

Mindy Rex is an affordable housing enthusiast. Mindy is the Managing Director of Originations at CREA LLC and President & CEO for Pacific Housing Partners. She is also the co-founder of AutoVol, the largest housing factory in the USA, located in Boise, Idaho.

Mindy s worked previously with Wells Fargo as VP Community Funding Investment, and VP NOAH, the Network for Oregon Affordable Housing.

Mindy holds a BS from Portland State University in Business Management/Finance.

§227.201(c) – Identify Each Person Who Owns 20% or More of the Voting Power

The only person who owns 20% or more of the voting power of the Company, immediately before this offering, is The Robert M. Worsley and Christi M. Worsley Revocable Trust, controlled by Robert Worsley, which owns approximately 57% of the Company's voting power.

§227.201(d) – The Company's Business and Business Plan

Overview

The Company is engaged in the business of designing, manufacturing, and selling steel volumetric modular homes. The Company's mission is to help solve the housing crisis in the U.S. with attainably priced, beautifully designed, smart and environmentally considered homes. ZenniHome units are designed with commercialized smart home, green, iOT, WIFI and grid-free tech. The homes can be used on or off-grid with PV power and battery. AWS atmospheric water harvesting and grey and blackwater separation might provide certain environmental water management.

The Company offers two patent pending standard models, a 320sf Denizen Unit and a 640sf Citizen Unit. These models can be used as homes on their own, as Accessory Dwelling Units (ADUs) or combined horizontally or stacked vertically up to 5 stories over a podium. Homes are built to the dimensions of standard shipping containers so they can be transported easily and without special permit by truck, rail, and ship. The homes are suitable for consumer purchase and use, for developer purchase and use, for government purpose and use and for Navajo housing. The base price for a Denizen Unit is $90,000 and for a Citizen Unit is $125,000. Currently, ZenniHome units are provided fully furnished for move in ease.

ZenniHome's two standard products provide "lego" like flexibility in single, multi-family and community designs. To its knowledge, the Company is unique in the use of smaller spaces made to accommodate multiple living functions with the use of transforming furniture and walls. ZenniHome is also unique in its ability to stack five stories high without additional supports, offering important density options for small and missing middle housing.

The Company offers service partners that offer options for financing and site evaluation, preparation, and installation.

Homes are currently manufactured in Page, AZ, USA, within easy access to abundant and skilled factory labor and a centralized transportation area of 90M population in the US Southwest. Factory produced model homes are available for touring in Mesa, AZ. In 2023, the Company signed a contract for a $10.5M 90 unit multi-family development in Mesa, AZ, scheduled for completion in 2023.

The Company has a 5-member professional Board of Directors with the majority of Directors independent of Company operational roles, and it has a CEO and Founders with decades of real estate and successful start up through IPO experience. Its two co-founders are the leaders in community design in Arizona and Utah. In its startup stage through 2022, the Company raised $6M in Series Seed capital, with Caliber Co as the lead investor.

The Company is currently a Qualified Opportunity Zone Business.

Mission, Vision, and Accomplishments

From Chaos:





To Zen, and ZenniHome:



Headlines across the US and most of the industrialized nations around the world scream housing shortages and the need for affordable solutions driven by the private sector and supported by government policy.

Solving this problem will require strategic efforts to tackle the many complex issues impacting the industry's ability to provide comprehensive and rapid responses to unmet demand and supply constraints including:

- o labor shortages
- o inflation, supply chain and cost escalation
- o financial attainability
- o technology and business model innovation
- o development risk and capital access
- o under-addressed social issues with populations of indigenous, homeless and those with drug and mental health issues
- o more frequent and more severe climate events requiring emergency response in housing
- o eventual recovery from global conflicts and rebuilding from the destruction caused by these conflicts

ZenniHome entered this market in 2020, determined to think differently, bringing together the leadership practices in manufacturing, technology, business model innovation, and the environment to the surgically re-invent how housing and homes are imagined, created, brought to market and how people live:

- o Why do homes need to be constructed on site, where labor markets are tight, the weather causes delays and material damage that all add to costs?
- o Why do homes need to have single purpose rooms-adding to the costs of construction, financing and operation as well as their environmental impact?
- o How can development risks and costs be better managed to better democratize development and accelerate supply to market?

The answer to the questions led the ZenniHome team to create:

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- o Beautifully designed, volumetric modular homes, made with steel, offering extraordinary strength to stack, and many resilience and recycling benefits over wood
- o Factory produced with the precision of certain advanced manufacturing
- o Designed in size and form to allow easy transport
- o Two fully factory constructed models, that can be used on their own, or joined horizontally, or stacked vertically up to five storeys without special support structures
- o Fully furnished, but transforming interior spaces that take maximum advantage of a smaller overall footprint and saving the construction costs of more square feet
- o Energy, water and waste mitigation with off-grid living or with reductions in each of these areas reducing environmental impacts and operating cost affordability

Led by an experienced leadership team and majority independent Board of Directors, the Company has successfully completed its start up phase with important and noteworthy results:

- A new plant in an AZ Opportunity Zone, setup, staffed, operationally laid out, and producing beautifully designed and state licensed homes
- Validated demand through a soft order pipeline of more than 38,000 units across the B2B, B2C, B2G and B2Navajo (B2N) markets
- A Delaware C. Corp structure and successful $6MM Series Seed Preferred Capital raise led by Caliber Co at a $25MM post-money valuation

In January 2023 the Company signed a $10.5MM contract for a 90 unit, five story above podium development in Mesa, AZ. The Company is now looking to move fully into its growth stage with a $25MM Series A capital raise in 2023 to support its operations and growth potentially through the end of 2025 (based on current assumptions), at which time it might look to additional capital requirements for additional production facilities and next generation automation.

From Concept, to Licensed Design, to Factory Production, Transportation, and in Siting





Model Home in Mesa, AZ, Exterior view   *Model Home Mesa, AZ, Interior View*


ZENNIHOME

Factory in Page, AZ



FrameCad for Steel Manufacturing



CombiLift for Completed Home


Dining/Office/
Full Bed
Kitchen
Bath
Front Entry/
Covered Stoop
W/D
Fridge
Office/Closet
Patio/Balcony
Living/
King Bed

Citizen Home

Financial Projections

Based on current assumptions, the Company expects to generate approximately $24 million of revenue in 2023 and approximately $71 million of revenue in 2024, and to achieve profitability in 2024. However, those estimates are based on "soft" orders that have not yet been booked, among other assumptions. A number of factors could cause the Company to fall short of these expectations. See "RISKS OF INVESTING."

Additional information about the Company and its plans, products, competitors, and markets is provided in EXHIBIT A, the "Campaign Page" on WeFunder. EXHIBITS A-1 and A-2 provide written transcripts of the videos on the Campaign Page.

§227.201(e) – Number of Employees

The Company currently has 82 employees, full-time and part-time. That number does not include any independent contractors.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment Please see EXHIBIT B for a more expansive list of potential risks associated with an investment in the Company.

§227.201(g) – Three Simultaneous Offerings

The Offerings

This Company is conducting three types of offerings at the same time:

1) This offering under Regulation Crowdfunding, which is targeted to non-accredited investors.

2) An offering targeted to accredited investors who are able to take advantage of the tax benefits for "qualified opportunity funds" under section 1400Z-2 of the Internal Revenue Code.

3) An offering targeted to other accredited investors.

The Company is trying to raise a total of up to $25,000,000 combined, in all three offerings.

The securities are the same in all three offerings and are offered for the same price.

In the case of individuals, an "accredited investor" is generally a person:

1) With annual income of at least $200,000;

2) With annual income, together with a spouse, of at least $300,000;

3) With a net worth, either alone or together with a spouse, of at least $1 million, excluding his or her principal residence.

Target Amount and Offering Deadline for Regulation Crowdfunding Offering

The minimum amount the Company is trying to raise in this Regulation Crowdfunding offering – our "target amount" – is $50,000, with a maximum $5,000,000.

If we have not raised at least the target amount by April 29, 2024 – our "offering deadline" – then we will terminate the Regulation Crowdfunding offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000 maximum.

If we reach our target amount before the offering deadline we intend to close the offering early, but only if the offering has been publicly available on WeFunder's platform for at least 21 days and we provide at least five days' notice of the new offering deadline. Then we will continue trying to raise money up to our $5,000,000 maximum and have interim "closings" where we transfer the money for Company use.

WeFunder will notify you when and if we reach our target amount.

The Company may terminate the Regulation Crowdfunding offering, or any of the offerings, at any time.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____X_____ Yes _____ No
What is the maximum you will accept in this Offering?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will terminate this Regulation Crowdfunding offering if and when we have received subscriptions for $5,000,000.

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§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$6,750
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$20,000
Materials and Labor for Plant Production	$23,250
TOTAL	**$50,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$3,246,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$500,000
TOTAL	**$5,000,000**

If we raise $2,500,000 in this offering and $12,500,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$166,000
Other Costs of the Offerings (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$10,339,000
Senior Hires	$625,000
Sales, Marketing and Promotion	$1,250,000
TOTAL	**$12,500,000**

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If we raise $5,000,000 in this offering and $25,000,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$21,426,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$2,500,000
TOTAL	**$25,000,000**

§227.201(j) – The Investment Process

To Invest

● Review this Form C and the information about the Company on WeFunder's website;

● If you decide to invest, press the *Invest* button

● Follow the instructions

The minimum amount you can invest in the offering is $250. Investments above the minimum may be made in increments of $1.00.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as EXHIBIT C, and which provides, among other things, that you will become a party to the Limited Liability Company Agreement of ZenniHome CF LLC as a "Member" thereunder.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 27, 2024 (48 hours before the offering deadline).

To cancel your investment, go to wefunder.com/portfolio or, if you need assistant, send an email to support@wefunder.com. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on WeFunder's platform*.*

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then WeFunder will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering shares of its Series A Preferred Stock for $7.114 per share.

The Company believes it is worth $75 million today, immediately before raising capital in the three offerings. With 10,542,547 shares outstanding on a fully-diluted basis, this implies that each share of Preferred Stock is worth $7.114.

To calculate the number of shares outstanding "on a fully-diluted basis" we assume that all convertible shares have been converted, all options and warrants have been exercised in full, and all shares reserved for issuance but unallocated under the Company's 2022 Stock Incentive Plan are issued and outstanding.

§227.201(m) – Terms of the Securities

Overview

The Company, ZenniHome Holdings, Inc., is offering "securities" in the form of its Series A Preferred Stock.

NOTE TO INVESTORS: As explained above, you will invest in ZenniHome CF LLC, not in the Company directly. You will receive an interest in ZenniHome CF LLC called "Investor Shares" while ZenniHome CF LLC will receive shares of Series A Preferred Stock issued by the Company.

The governing documents of ZenniHome CF LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT D and EXHIBIT E), and the Investor Shares to be issued to you from ZenniHome CF LLC, are intended to put you in the same position as if you had purchased Series A Preferred Stock directly from the Company. Consequently, the discussion below describes the consequences of purchasing Series A Preferred Stock directly.

Other Classes of Securities

The Company has outstanding two classes of securities other than the Series A Preferred Stock: Common Stock and Series Seed Preferred Stock.

The respective rights of the Common Stock, the Series Seed Preferred Stock, and the Series A Preferred Stock are described in the Company's Amended and Restated Certificate of Incorporation, attached as EXHIBIT F. We refer to the Series Seed Preferred Stock and the Series A Preferred Stock together as "Preferred Stock."

Conversion of Preferred Stock to Common Stock

The owner of Preferred Stock has the right to convert to Common Stock at any time. Initially the conversion ratio is 1:1 but might be adjusted per the antidilution protection described below.

The Preferred Stock will automatically convert into Common Stock either (i) when and if the Company engages in an underwritten public offering of its Common Stock with total gross offering proceeds to the Company in excess of $30 million, or (ii) with the approval of the owners of a majority of the Preferred Stock.

The conversion ratio is subject to adjustments using a standard "broad-based weighted anti-dilution" formula.

Liquidation Preference

If the Company liquidates or dissolves, the proceeds of such liquidation or dissolution will be distributed as follows:

- First, the owners of Preferred Stock will receive the *greater of*:

  - The price they paid for their Preferred Stock, plus any declared but unpaid dividends; or

  - The amount they would receive had they converted to Common Stock immediately before the liquidation or dissolution.

- Second, any balance will be distributed to the owners of the Common Stock (including former owners of Preferred Stock prior to such liquidation or dissolution event, if they converted to Common Stock).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation for these purposes, thereby triggering payment of the liquidation preferences described above, unless the owners of a majority of the Preferred Stock elect otherwise.

Voting Rights

Each owner of Preferred Stock will be entitled to vote in two ways:

- On any matter where owners of Common Stock are entitled to vote – except for matters where owners of Common Stock are voting as a separate class – each owner of Preferred Stock will be

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entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

- On any matter where owners of Preferred Stock are voting as a separate class, each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

Voting Agreement

The crowdfunding vehicle, ZenniHome CF LLC, will be a party to an agreement captioned "Voting Agreement" by and among the Company (ZenniHome Holdings, Inc.) and certain other parties (the "Voting Agreement"). A copy of the Voting Agreement is attached as EXHIBIT G.

The Voting Agreement does three things:

- It requires all parties to vote for the election of the Board of Directors as described above in "Directors and Officers."

- It requires all parties to vote in favor of increasing the number of shares of Common Stock, so there will be enough shares of Common Stock to accommodate the conversion of the Preferred Stock.

- It requires all parties to vote for the sale of all their stock if the sale is approved by the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class.

In the Limited Liability Company Agreement of ZenniHome CF LLC (EXHIBIT D), each investor in the Regulation Crowdfunding offering is required to vote his, her, or its shares as required by the Voting Agreement.

Right to Dividends

If the Company, in its sole discretion but subject to the approval of the holders of a majority of the then-outstanding Preferred Stock, pays a dividend, each owner of Preferred Stock will be entitled to share in the dividend. However, the Company does not expect to pay dividends for the foreseeable future.

Drag Along Rights

If the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class, propose to sell their stock to a third party (whether pursuant to a merger, stock sale or similar transaction), all remaining stockholders of the Company must join in the sale, even if they disagree with the sale.

Limits on Transfer

In general, your investment in ZenniHome CF LLC is freely transferable. However, there are several practical obstacles to selling your investment:

● The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.

● There will be no ready market for your interest, as there would be for publicly-traded stock.

● By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Securities

The terms of the Preferred Stock may be modified by the Company and holders of a majority of the shares of Preferred Stock.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company. For example, if the Company paid a dividend at a time when it were insolvent, investors could be required to return the dividend.

Preemptive Rights

As an investor in the Regulation Crowdfunding offering, you will not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Protective Provisions

For so long as at least 25% of the initially issued shares of Preferred Stock are outstanding, the consent of owners of a majority of the Preferred Stock is required for any Company action that:

• Alters the rights, powers or privileges of the Preferred Stock adversely;

• Increases or decreases the authorized number of shares of any class or series of capital stock;

• Authorizes or creates (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with the Preferred Stock;

• Redeems or repurchases any shares of the Common Stock or Preferred Stock, other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at the original cost and pursuant to the exercise of any contractual right of repurchase);

• Declares or pays any dividend or otherwise make a distribution to the Preferred Stock or Common Stock;

#658014 v1

- Increases or decreases the size of the Board of Directors;

- Liquidates, dissolves, or winds-up the business and affairs of the Company, effects any liquidation event, or consents, agrees or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by the Preferred Stock;

- Amends the Company's 2022 Stock Incentive Plan; or

- Enters into or becomes a party to any transaction with any director, officer, or employee of the Company or any associate (as defined in SEC Rule 12b-2 under the Securities Exchange Act of 1934) of any such person.

IPO Lockup

If the Company engages in an underwritten initial public offering, the owners of the Preferred Stock will agree, if asked by the managing underwriter, not to sell or transfer any shares for up to 180 days, plus an additional customary period to extent necessary to comply with applicable regulatory requirements following the offering.

Who Controls the Company

Subject to the "Protective Provisions" described above, Robert M. Worsley currently controls the Company and its business, as the Company's majority stockholder, the Chairman of the Company's Board of Directors, and its Chief Executive Officer.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Note that the "Protective Provisions" described above may be waived by owners a majority of the Preferred Stock. With the consent of those stockholders, the Company could, among other things:

- Issue a class of securities with rights superior to those of the existing Preferred Stock.

- Enter into transactions with "insiders" on terms you believe are unfair to the Company.

- Change the rights of the Preferred Stock.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

- The risk that you will be out-voted on important questions.

Rights of Security-Holders

The following summarizes the material rights of the Common Stock on one hand and the Preferred Stock on the other hand:

	Common Stock	*Preferred Stock*
Number of Shares Outstanding Immediately Before Offering	4,963,107*	2,400,000
Number of Shares Outstanding Immediately Following Offering, if Company Raises $25M	4,963,107*	5,914,196
Voting Rights	Yes	Yes – see "Voting Rights" above.
Right to Dividends	Yes	Yes
Distributions on Liquidation	Yes, based on the number of shares owned, after the Preferred Stock liquidation preference (if applicable).	Yes – see "Liquidation Preference" above.
Preemptive Rights	No	No
Obligation to Contribute More Capital	No	No
Conversion to Common Stock	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.
Anti-dilution Protection	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.

*In addition to the shares of Common Stock issued and outstanding, the Company has issued options to acquire 2,476,603 shares of Common Stock to employees and others and has reserved options for an additional 702,837 shares of Common Stock, of which options for 114,356 shares of Common Stock have been promised to current Company service providers but not yet formally granted to them.

#658014 v1

NOTE TO INVESTORS: This chart describes the rights of the Common Stock and the Preferred Stock set forth in the Company's Amended and Restated Certificate of Incorporation. As described in the next section, some holders of Preferred Stock have additional rights, granted by contract. Investors in the Regulation Crowdfunding offering will not have these rights.

Cap Table

The ownership of the Company's securities is set forth on EXHIBIT H.

Other Agreements

The Company is a party to two additional agreements with some of its stockholders:

- *Right of First Refusal and Co-Sale Agreement*. This agreement gives investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock two rights: one, the right to buy shares owned by Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) if he (or they) wants to sell them; and two, the right to sell some of their shares if Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) chooses to sell some of his (or theirs).

- *Investors' Rights Agreement.* At the request of stockholders who are party to this agreement and own at least 30% of the Preferred Stock, the Company will register with the SEC, on Form S-1 or, if the Company is otherwise able, on Form S-3, as applicable, the Common Stock owned by such stockholders and the Common Stock owned by any other parties to the agreement who so request. In addition, if the Company itself elects to register its shares with the SEC for public sale, then the stockholders who are a party to this agreement have the right to elect include a portion of their shares in such a sale. In addition, investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock have the right to receive certain information from the Company, including audited annual financial statements, and also have preemptive rights, i.e., the right to participate on a pro rata basis in future issuances of stock.

Neither the crowdfunding vehicle, ZenniHome CF LLC, nor any of the investors in the Regulation Crowdfunding offering will be party to either of these agreements.

Copies of these agreements are available upon request.

#658014 v1

Qualified Opportunity Zones

Under certain circumstances, section 1400Z-2 of the Internal Revenue Code (the U.S. tax code) provides tax benefits to those who invest in companies located in "qualified opportunity zones."

The Company is located in a qualified opportunity zone and accredited investors in one of the other offerings being conducted at the same time as this Regulation Crowdfunding offering will be entitled to the associated tax benefits. However, the Regulation Crowdfunding offering described in this Form C is structured in a way that will *not* allow investors to claim those tax benefits.

This means that if you are an accredited investor and otherwise are qualified for the tax benefits (mainly, you have capital gains to reinvest), you might be better off investing in the other offering rather than in this offering.

§227.201(n) – The Funding Portal

The Company is offering its securities through Wefunder Portal LLC ("WeFunder"), which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00033, the CIK number is 0001670254, and the CRD number is 283503.

WeFunder does not own any direct or indirect interest in the Company and there is no arrangement for WeFunder to acquire such an interest.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate WeFunder as follows:

- 6.5% of the offering amount upon a successful fundraise*
- Reimbursement for out-of-pocket third party expenses

WeFunder owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the offering, nor is there any arrangement for WeFunder to acquire an interest.

*WeFunder will refund to the Company any fees attributable to investments of $25,000 or more made by accredited investors with whom the Company had a pre-existing relationship.

§227.201(p) – Indebtedness of the Company

The material liabilities of the Company are listed on the Company's financial statements.

As of 12/31/2022 the Company had "trade debt" to creditors like landlords, lawyers, and accountants, of about $1.7 million in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date of Offering	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
March 2022 through December 2022	Section 4(a)(2) of Securities Act	Preferred Stock	$6,000,000	General Operations

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name	Relationship to Company	Value of Insider's Interest in Transaction
Salary & Benefits	Annual	Bob Worsley	See Above	$287,500*
Bonus Arrangement	N/A	Bob Worsley	See Above	1.5% of Multi-Family Sales
Operating Line of Credit	03/2023	Bob Worsley	See Above	Credit Line of $2,000,000**
Purchase of Truck	TBD	NZ Legacy	Controlled by Bob Worsley	$43,000
Purchase of Product (Homes) by Caliber	01/2023	Caliber	See Above	$10,500,000
Salary and Benefits	Annual	Trevor Barger	See Above	$276,000*for Half-Time
Bonus Arrangement	N/A	Trevor Barger	See Above	1.5% of Multi-Family Sales
Stock Options – 135,000 Shares of Common Stock Per Year for Three Years	N/A	Trevor Barger	See Above	Unknown
Consulting Arrangement	Current	Connie Carras	See Above	$63,000
Consulting Agreement	Current	Espiritu Loci	Affiliated with Trevor Barger	Unknown
Opportunity Zone Compliance and Indemnification Agreement	N/A	Caliber	See Above	$150,000
Letter Agreement	N/A	Caliber	See Above	Unknown
Director and Officer Indemnification Agreements	Current	Each Director	Directors	Unknown

#658014 v1

*These figures are approximate for 2023. Salaries, bonuses, and benefits are subject to change.

**After accounting for the cost of borrowing, Mr. Worsley does not expect to obtain any net financial benefit from this transaction.

NOTE: Employees, consultants, and others also receive equity-based compensation under the Company's stock incentive plan.

§227.201(s) – The Company's Financial Condition

Liquidity and Capital Resources

While the cost of borrowing has increased because of interest rate increases intended to manage inflation and while the banking system has taken some initial liquidity impact from the Silicon Valley Bank and subsequent failures, the housing shortage, housing industry labor shortages, and more attainable pricing ZenniHome offers still make its products attractive in the current market conditions.

In early 2023, ZenniHome signed a contract for 90 ZenniHome units with Caliber Co. as developer. The contract is structured to provide cash advances consistent with the timing of materials acquisition and labor cost of production.

In addition to its 38,000 plus soft orders, the Company has several developers interested in securing production line time and will be charging 5% of the order value to schedule the time.

In 2022, the Company successfully completed a Series Seed capital raise for $6,000,000 at a $25,000,000 post money valuation. It is planning a Series A raise for up to $25 million in 2023.

To support any unplanned short term capital requirements, in early 2023, the Company signed an up $2MM multiple advance promissory note at prime + 2% with interest only payments and balloon principal repayment in one year with the Founder, Mr. Worsley.

The Company plans to raise up to $25,000,000 in total from the sale of its newly-authorized Series A Preferred Stock at a $75,000,000 pre-money valuation to support its future capital requirements. The Company will conduct three offerings concurrently: an offering under SEC Rule 506(c) for accredited investors seeking the tax benefits associated with Qualified Opportunity Zones; an offering under Rule 506(c) for accredited investors unable to take advantage of those tax benefits; and an offering under section 4(a)(6) of the Securities Act of 1933, aka Regulation Crowdfunding, conducted on the WeFunder portal and targeting non-accredited investors.

Results of Operations

In 2022, ZenniHome acquired and set up a production factory in Page, AZ on the Navajo Nation on the site of the largest decommissioned coal plant in America. Costs of approximately $600,000 incurred to set up water, waste, power, and internet connectivity were spent in 2022 but will be offset against lease payments after a lease is signed with the Navajo Nation. A 75 year lease is in negotiation.

Plant set up for manufacturing was completed in 2022 and in early 2023, the Company completed two model homes now on location in Mesa AZ.

Major equipment to support manufacturing was purchased in 2022 and equipment finance loans were secured. A FrameCad machine for steel stud manufacturing, a CombiLift to move completed homes onto transportation trucks, and factory forklifts were purchased in 2022.

Factory labor and management positions were staffed from local resources.

The bill of materials was simplified and over 50% reduction in cost was achieved from initial re-shoring of procurement and manufacturing from China.

The Company finalized and received approval for the design of its Citizen and Denizen models with the State of Arizona, Department of Housing

A Chief Revenue Officer was hired in November 2022 to manage a 38,000+ soft order pipeline.

The Financial Condition of the Crowdfunding Vehicle

The crowdfunding vehicle, ZenniHome CF LLC, was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

The Company's financial statements are attached EXHIBIT I.

§227.201(u) – Disqualification Events

NOTE TO INVESTORS: A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials on WeFunder's website). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

WeFunder conducted background checks on the principals of the Company (*i.e.*, those covered by this rule). Copies of the background checks are available on request.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on WeFunder's website.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://zennihome.com/invest, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Information

When accredited investors invest through the offerings being conducted at the same time as this Regulation Crowdfunding offering, they and the Company will sign an agreement captioned "Series A Stock Purchase Agreement." As part of this agreement, the Company will make certain disclosures to investors. These disclosures on set forth on EXHIBIT J.

ZENNIHOME HOLDINGS INC.

ZENNIHOME CF LLC

Signature Page for Form C/A – First Amendment of Offering Statement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ZENNIHOME HOLDINGS INC.

DATED: 5/27/2023 _____

By _____

Robert M. Worsley, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
Robert M. Worsley, Director, CEO, CFO

5/27/2023
Date

_____
Connie Carras, Director

5/27/2023
Date

_____
Mindy Rex, Director

5/26/2023
Date

_____
Stephen James, Director

5/30/2023
Date

_____
Chris Loeffler, Director

5/31/2023
Date

#653271 v1

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ZENNIHOME CF LLC

DATED: 5/27/2023 _____

By: ZenniHome Holdings Inc
　　As Manager

By _____
　　Robert M. Worsley, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____　　　　5/27/2023
Robert M. Worsley, CEO of Manager　　Date

#653271 v1

INVEST IN **ZENNIHOME**

Transforming the $2T US housing market with robotic smart homes



zennihome.com Salt Lake City UT









Robotics | Climate Change | Venture Backed | Sustainability

Highlights

1. 40k "soft orders" for ZenniHome units pre-launch, and 75% are B2B (soft orders ≠ actual orders)

2. CEO with 2 IPOs, sold SkyMall to Rupert Murdoch, and was named 1999 Entrepreneur of the Year by EY

3. Price point of ZenniHome models set to provide attainable housing and cost certainty for developers

4. Raised $6M in seed round led by Caliber, one of the nation's largest Opportunity Zone funds

5. Leadership team from SkyMall, PwC, IBM, Wells Fargo, Larry Miller Real Estate, and Autovol

6. ZenniHome units are 100% steel-framed and can be stacked five stories high over podium

7. Robotic furniture removes the need for fixed floor plans

8. ZenniHome units are designed to be 86% more efficient than typical resale homes

Our Team



Bob Worsley Founder, CEO, Chairman

2 IPO's, founder of SkyMall sold to Rupert Murdock, started ~12 companies around land, mineral, and renewable development. One of largest owners of fee land and fee mineral rights in the nation. Own and run 28MW biomass plant. Former AZ State Senator.



Stephen James Cofounder, Board Director

Stephen is a proven architecture, urban planning & community design leader. His work won Best Smart Growth Community and Community of the Year honors at the 2011 Best of American Living Awards, sponsored by the National Association of Home Builders.



Trevor Barger CRO

Trevor is a renowned urban planning & community design leader with decades of experience. Principal at Arizona Strategies, Arizona's premier land use strategy firm; faculty at ASU & Taliesin; & CEO of Espiritu Loci, a land use planning/urban design firm.

SHOW MORE

Invest in the future of housing

> *ZenniHome is on a mission to produce the highest quality attainable housing globally that is smart, transforming, scalable, sustainable and built with the speed and precision of robotic automation.*



Our mission is to completely disrupt the housing industry, and we'll share our journey with you. The interest in ZenniHome has been extraordinary, underscoring the need for innovative, attainable, and sustainable housing solutions.

Traction



40,000+ SOFT ORDERS EVEN BEFORE PUBLIC LAUNCH.
All through unpaid organic traffic

 ZENNIHOME

The incredible demand for our housing units, even before our public launch, speaks volumes about the need for affordable, quality homes. These soft orders have come purely through unpaid organic traffic, a testament to the power of our vision.

400K+ VIEWS ON *Unprompted* **FAN GENERATED CONTENT**



 ZENNIHOME

Our community's enthusiasm is palpable, and their support is taking our vision viral. The unprompted fan-generated content, boasting over 400,000 views, is a testament to the excitement around our products.



SOFT ORDER BREAKDOWN

75%
Of Soft Orders

DEVELOPERS
Multi-Family Low-Rise and Mid-Rise Developments

22%
Of Soft Orders

GOVERNMENT
Disaster Recovery, Workforce and Affordable Housing

3%
Of Soft Orders

CONSUMERS
ADU, Off-Grid, and Single-Family Homes

ZENNIHOME

*Numbers based off indicated interest (40,000+ soft pre orders), subject to change

The demand for our units spans across a diverse range of customers. Developers, government entities, and individual consumers all recognize the potential ZenniHome holds for the future of housing.

FOR 3 YEARS, WE'VE METICULOUSLY REFINED OUR DESIGN, PROTOTYPING, CERTIFICATION, LICENSING, AND ENGINEERING.

AS WE DEBUT, WE STAND AS AN INDUSTRY FRONT-RUNNER, STRIDES AHEAD OF THE COMPETITION

ZENNIHOME

After 3 years and over $10 Million invested, we're ready to share our vision and technology with the world. We are flipping the traditional home and apartment building industries upside down with our innovative approach to manufacturing housing. Our masterful architecture, engineering, and design teams have iterated many times to achieve a world-class quality product ready for the spotlight.


1ST UNITS INSTALLED & OPERABLE
Schedule a tour with links below
ZENNIHOME

Our first units are not only installed and operable, but also available for tours. Seeing is believing, and we're excited to show you just how transformational our homes can be.

- Mesa, Arizona tours: **https://calendly.com/d/y5v-xyr-gxb/mesatours**
- Page, Arizona factory tours: **https://calendly.com/mariacarbajal/30min**


1ST WAVE OF PRODUCTION STARTED Q1 2023
ZENNIHOME

With the first wave of production already underway, we're on track to meet the growing demand for our disruptive homes.

Welcome to our homes

No one has seen homes like this before. The technology and innovation here is unrivaled.


WE HAVE PERFECTED 2 BASE UNITS THAT CAN BE USED INDIVIDUALLY...
DENIZEN + CITIZEN
ZENNIHOME
DENIZEN
CITIZEN

At ZenniHome, we're proud to introduce our perfected base units: The Citizen and the Denizen. These units are designed to stand alone or serve as building blocks for larger developments.


...OR STACKED FOR LARGE MULTI-UNIT DEVELOPMENTS
ZENCITY
ZENNIHOME
60 Citizens
30 Denizens
Rendering of upcoming project:
29 West project in Mesa, AZ completing 2023
ZENCITY

By stacking our base units, we can efficiently create multi-unit developments we call ZenCity. This unique capability allows us to shatter traditional building timelines and provide a scalable solution for multifamily communities.

CONSTRAINING OURSELVES TO THE SAME BASE UNITS ALLOWS US TO BUILD WITH *Unprecedented* SPEED, QUALITY, AND COST

Our commitment to uniformity in the basic design isn't a limitation; it's our **strength**. By focusing on perfecting our base units, we can manufacture homes at unprecedented speed, quality, and scale while offering color options much like auto makers.



EACH UNIT IS FULLY FINISHED IN THE FACTORY

ZENNIHOME

No detail is too small for our team. Each unit is fully finished in the factory, ensuring the highest quality of craftsmanship while eliminating the typical hassles of on-site construction.



THEY ARE SHIPPED DIRECTLY TO YOUR LOCATION BY TRUCK AND ARE READY IN DAYS

ZENNIHOME

Our homes are conveniently delivered directly to your location and can be ready to go in days. This ease of installation is another way we're transforming the housing industry.



THESE ARE NOT TINY HOMES, THE ONLY THING TINY IS YOUR ⚡*Utility Bill*
86% MORE EFFICIENT THAN A TYPICAL HOME

ZENNIHOME

We've gone above and beyond with insulation and energy efficiency. Combined with the smaller footprint, the operating costs of these homes are extremely inexpensive. If you choose to add our solar options, you can go off grid.

Our efficiency values are as follows:

- Door U Value - 0.57

- Exterior walls - R35

- Ceiling and floor assembly - R29

- Windows U Value - 0.35





MOST COMMON COMMENT FROM VISITORS TO OUR FIRST UNITS

"These feel MUCH BIGGER than I ever expected"

People who tour our homes are often surprised by how spacious they feel. Our innovative design makes each square foot work harder, creating a sense of openness that defies the compact footprint.



THE DRAMATIC FLOOR TO CEILING GLASS CREATES AN OVERWHELMING FEELING OF OPENNESS AND FREEDOM

One of our signature design elements is our dramatic floor-to-ceiling glass, which invites natural light into the space and blurs the line between indoors and outdoors.



THE TRANSFORMING FURNITURE AND WALLS ALLOW FLEXIBLE USAGE OF THE SAME SQUARE FOOTAGE

Our transforming furniture and walls enable flexible usage of space. As a result, our 640 square-foot Citizen model functions as if it were over twice its size.

DENIZEN LAYOUT

320 SQ FT

FUNCTIONS LIKE 600+ SQ FT


FULL BATH
TRANSFORMING:
QUEEN BED/LIVING ROOM
PATIO
KITCHEN
WASHER/DRYER
TRANSFORMING:
OFFICE/CLOSET
COVERED ENTRY

CITIZEN LAYOUT

640 SQ FT

FUNCTIONS LIKE 1200+ SQ FT


TRANSFORMING:
FULL BED / OFFICE 1
DINING
FULL BATH
ADA ACCESSIBLE
KITCHEN
COVERED STOOP
WASHER / DRYER
TRANSFORMING:
OFFICE 2 / CLOSET
PATIO
TRANSFORMING:
QUEEN BED / LIVING ROOM



NO CUSTOM FLOOR PLANS.

ORDER LIKE A CAR:

1. CHOOSE A UNIT - CITIZEN OR DENIZEN
2. PICK YOUR EXTERIOR/INTERIOR
   COLORS.
3. IT COMES FURNISHED

THE SPACE AND TRANSFORMING
FURNITURE HAS BEEN OPTIMIZED BY
WORLD-CLASS DESIGNERS

We're rethinking traditional home design. Instead of static floor plans, we're using transformative furniture and space optimization strategies to create dynamic living spaces that change to your needs.



CRAFTED MOSTLY FROM RECYCLED STEEL FOR DURABILITY AND SUSTAINABILITY, WE ENGINEER HOMES WITH 1MM PRECISION, ENABLING US TO CONSTRUCT STRUCTURES UP TO FIVE STORIES HIGH OVER PODIUM.

ZENNIHOME

Our commitment to sustainability is reflected in our choice of materials. We build our homes mostly from recycled steel, which not only reduces our environmental impact but also enables us to build with remarkable precision and height.

Massive market potential



$2T
$600B
$150B
TOTAL ADDRESSABLE MARKET
$2Trillion total US housing units sold each year
SERVICE ADDRESSABLE MARKET
$600Billion - yearly market size of <1200 square foot homes in the US that our 4 eventual production sites will cover
SERVICE OBTAINABLE MARKET
$150Billion - yearly market size of <1200 square foot homes with in 1 day trucking distance of Page, AZ factory

The market size for ZenniHome is staggering. The total addressable market is $2 trillion, representing the total value of US housing units sold each year. We're primarily focused on homes under 1200 square feet, which constitutes a service addressable market of $600 billion. With our four planned production sites, we aim to serve a significant portion of this market. Moreover, our obtainable market, the market we can immediately serve, amounts to $150 billion, representing homes within a day's trucking distance from our factory in Page, Arizona.

ADDITIONALLY WE'RE IN A HOUSING CRISIS
As a result, there is a sizable shortage of new homes after more than a decade of under-building relative to population growth, according to a new analysis from Realtor.com released Wednesday. The gap between single-family home constructions and household formations grew to 6.5 million homes between 2012 and 2022. Mar 8, 2023
CNN.com
https://www.cnn.com › 2023/03/08 › housing-shortage
The US housing market is short 6.5 million homes - CNN
Wall Street Journal
https://www.wsj.com › U.S. › The Numbers
How Severe Is the Housing Shortage? It Depends ...
Apr 14, 2023 — The National Low Income Housing Coalition says the U.S. has a
million units, Realtor.com says 6.5 million, mortgage-finance ...
HousingWire
https://www.housingwire.com › articles › the-housing-...
Housing market is 6.5 million units short: Realtor.com
Mar 8, 2023 — Existing housing inventory fell by 11,021 homes week over week for the week ending March 6, according to data from Altos Research. While many ...
CBS News
https://www.cbsnews.com › MoneyWatch
Looking to buy a newly built home? Good luck finding one.
4 days ago — The number of newly constructed homes sat around 70,000 at the end of last yea
contributing to the housing crunch.
MarketWatch
https://www.marketwatch.com › ... › Economic Report
U.S. has a shortfall of 6.5 million single-family homes due ...
Mar 12, 2023 — A decade of under-building has led to a shortfall of 6.5 million single-family homes in the U.S., according to a new report released Wednesday.

Our mission is not just about profits; it's about addressing a pressing need. The U.S. housing market is currently short by 6.5 million homes. Through our efficient, scalable model, we aim to address this gap and provide quality housing to those who need it most.

SINCE 2000 THE MEDIAN HOME PRICE IN THE US HAS INCREASED MORE THAN 180%.

Housing affordability is worse today than during the peak of the 2008 housing bubble

ZENNIHOME

The affordability crisis is real. Since 2000, the median home price in the US has risen by over 180%. In fact, housing affordability is worse today than during the peak of the 2008 housing bubble. We're determined to reverse this trend and make quality housing accessible to all.


ZENNIHOME IS COMPETITIVELY POSITIONED TO BUILD BEAUTIFUL, Attainable HOMES
ZENNIHOME
Less Expensive
More Expensive
Basic design
Sophisticated design
BOXABL
ZENNIHOME
ROOMBUS
CONNECT HOMES
Stillwater dwellings
method homes
HONOMOBO
Modal
Mighty Buildings
blu HOMES
haus.me

We firmly believe that ZenniHome is competitively positioned to create beautiful, attainable homes. We have the technology, the team, and the drive to make a difference.

World class team


BOB WORSLEY
Chairman, CEO, Founder
STEPHEN JAMES
Co-Founder, Board of Directors
TREVOR BARGER
FAICP CUD, Chief Revenue Officer
CONNIE CARRAS
CPA, CA, GCB.D, CCB.D, CFO Board of Directors
CHRIS LOEFFLER
Co-Founder of CaliberCo, Board of Directors
MINDY REX
COO to AutoVol Founder, Board of Directors
SkyMall
pwc
Autovol
Forbes Business Council
CALIBER
IBM
mastercard
WELLS FARGO
CREA
Sara Lee

Our team is our greatest asset. We're proud to be led by a nationally recognized team of industry experts, including Bob Worsley, Stephen James, Trevor Barger, Connie Carras, Chris Loeffler, and Mindy Rex. Each member brings a wealth of experience and passion to our mission.

Growth and the future


WHAT DOES THE FUTURE LOOK LIKE?
WE'RE POISED FOR RAPID EXPANSION
POTENTIAL JOINT VENTURE WITH NAVAJO NATION
WE ARE IN DISCUSSIONS TO MANUFACTURE HOMES FOR THE NAVAJO NATION
ZENNIHOMEX IN HOUSE LABORATORY
PROVIDES CONTINUOUS INNOVATION AND IMPROVEMENT TO MATERIALS' COST AND PRODUCTION
FACTORY AND LICENSING EXPANSION
3 MORE FACTORIES PLANNED IN OPPORTUNITY ZONES. CONTINUING LICENSING APPROVAL IN OTHER US STATES AND CANADA
ZENNIHOME

Looking ahead, we're poised for rapid expansion. We're in discussions to form a joint venture with the Navajo Nation to manufacture homes for their people. At the same time, our ZenniHomeX Laboratory is dedicated to continuous innovation and improvement, driving down material costs and boosting production. We're also planning to build three more factories in opportunity zones and are in the process of obtaining more state licensing approvals in the US and Canada.


REVENUE PROJECTIONS- BASED ON OUR ASSUMPTIONS, WE EXPECT TO BE PROFITABLE IN 2024.
2023
$23M
In Revenue
2024
$70M
In Revenue
ZENNIHOME

Our revenue projections are robust. Based on our current assumptions, we expect to be profitable by 2024, with revenues growing from $23 million in 2023 to $70 million in 2024. These projections reflect our commitment to growth and profitability.


WE'RE RAISING CAPITAL TO ACCELERATE GROWTH
IN THE NEXT FEW YEARS, WE PLAN TO DO THE FOLLOWING:
1
COMPLETE FIRST MULTI-FAMILY PROJECT
90 UNIT ZENCITY DEVELOPMENT IN MESA, AZ THIS YEAR
2
BROADEN REGIONAL PRESENCE
INSTALL HOMES IN HIGH-VISIBILITY AREAS IN SURROUNDING STATES
3
SCALE FACTORY PRODUCTION
ADD A SECOND SHIFT AT THE PAGE FACTORY TO INCREASE OUTPUT
ZENNIHOME

In order to accelerate our growth, we're currently raising capital. Over the next few years, we have ambitious plans. We aim to complete our first multi-family project in 2023, finishing 90 units for the ZenCity development in Mesa, AZ. We also plan to broaden our regional presence by installing homes in high-visibility areas in Arizona, California, Utah, Colorado, and Idaho. Moreover, we aim to scale our factory production by adding another factory shift to increase production.

INVEST IN THE FUTURE OF HOUSING

CROWDFUNDING, OPPORTUNITY ZONE, & REG D ACCREDITED INVESTOR OPPORTUNITIES ARE *Available Now*

And now, we invite you to be a part of this journey. Invest in the future of housing! By investing in ZenniHome, you're not just investing in a company; you're investing in a vision of a more affordable, sustainable, and innovative future for housing. Thank you for considering investing, and we hope to welcome you to the ZenniHome family!

Learn more about our ZenniHome units!



Kerry Tarnow (00:00):

Welcome back. My name is Kerry, and today I've got an update on a new factory built home company a lot of people have been asking about. Right now, homes built offsite can be bought at pretty much every price point, but for a lot of people, none are more important than those that check the affordability box. There are companies in and entering the affordable housing space with amazing ideas, but taking an idea from a thought to reality is easier said than done. If you've been in the market to buy for any length of time, you've probably noticed that affordable options are getting harder to find all the time, but you know what? Let's not lose hope just yet.

(00:34):

I've been keeping my ear to the ground of the industry to bring you the latest, and there was recently new information released by ZenniHome, a company people have been very excited about, and they've made a few changes on how things will roll out. What I'm going to do is tell you the latest info from ZenniHome, let you know what it means for everyone interested in their homes and see what, if anything, has changed with their pricing. So let's do it.

(00:59):

It's been a minute since I did a video about ZenniHome, but this is a company a lot of people are fired up about, so I was happy to see they released an update. For anyone who missed the last video, ZenniHome was founded in 2020 with plans to bring viable solutions to the housing industry shortage by designing and factory building its models to be easily transported, to have minimum environmental footprint, to stack in multifamily configurations and to include leading edge technology that transform the customer experience of buying, investing, owning, and living. To do that, they've designed two flagship models that they'll be bringing to the market soon, but I'll get to that timeline in just a second. The bigger of their two models is called the Citizen, a 640 square foot, two bedroom home with a footprint of 16 feet wide by 40 feet long.

(01:45):

What's really interesting about their designs is to maximize how big the home actually feels they have multiple purposes for certain spaces. For example, the living room transforms into the bedroom by way of a bed that actually lowers from the ceiling. By doing so, they say our two bedroom options Citizen combines precision engineering and cutting edge robotics to create a living environment unlike any other. Citizen's 640 square foot footprint unpacks 1500 square feet of comfort, giving you more luxury living out of every square inch. I like that concept and I think it's going to be something we're going to see more of going forward. In our house, the main bedroom doubles as an office and it works. This is likely going to be an unpopular opinion, but I think people are going to realize that size isn't as important as we thought.

(02:33):

Contrary to popular belief, the three bedroom, two bathroom McMansion with an office and a den isn't the only way to live. If that's what you like, then go for it, but there are certainly other options that work and I think ZenniHome is out in front of the trend. Their studio model is called the Denizen and was designed around the same principles. It's a 320 square foot home that has a living room that doubles as a bedroom and they say incorporates all the luxury, style and sophistication of their Citizen model in a 320 square foot frame, Denizen's turnkey design leaves you unbound, unburdened, and unlimited in possibility.

(03:08):

The home is 16 feet wide by 20 feet long. Again, having the transforming bedroom with a robotic bed that descends from the ceiling. They're both cool designs but the question showing up in my comments a lot recently is, "When can I get one?" Their ears must have been burning down in Arizona because they just released an update bringing us up to speed on what's currently happening and what will happen for the rest of the year.

(03:32):

ZenniHome took possession of the new factory in Page Arizona back in December and last I heard production would commence early this year, but it looks like that may have been pushed back a bit. According to a recent blog post, they're currently in the process of developing their production line, which confirms they aren't full steam ahead just yet. Here's the thing, even though I've never actually done it, I feel like setting up a production line in a factory is one of those things you want to get right the first time because there's a lot more to it than most people think. Building in a factory can take a lot of different forms. Some factories utilize a production line, moving the home from station to station for different parts of the build. Other companies build inside, but the home remains stationary throughout the entire build process. The goals and vision of the company dictate what style of factory works best, with production lines typically geared towards higher output while stationary builds are more compatible for a higher degree of customization.

(04:24):

In my expert opinion, I think ZenniHome will offer the production line style of factory because it literally says in their update that that's what they're going to be doing. Another interesting tidbit released is that the property the factory is currently located on has room for expansion, which I think is huge news because I've noticed a lot of companies outgrow their space quickly or cap their output until they can find somewhere else to go. Having more space available to expand on the same property they're already located on is a luxury that a lot of companies building in more popular areas don't have. So am I bummed out we have to wait a little bit longer to see the first homes out of their factory? Yeah, of course I am, but in the long run, I think taking a little extra time to make sure they set it up right the first time is probably a good move. I'm going to be in Arizona next month, so the big question on my mind right now is when will their prototypes be done?

(05:18):

Right now, ZenniHome is constructing two prototypes, one Citizen and one Denizen, and they're aiming to have them done in May. However, the homes aren't being built specifically for show home purposes. They're building the prototypes to fine tune their architectural design before their homes go into production so they know if there are any changes that need to be made. The update says factory production should start in June, but I'm guessing that's if everything gets the green light on the prototypes. If, for whatever reason, they decide they don't like the feel of the floor plan or anything else about how the prototypes turn out, there is a chance production gets moved back again.

(05:55):

I know they spent a long time on the design of their homes, so if anything, I think we're likely to see just a couple of minor tweaks. Their plan is to start slow while they iron out the kinks in their production line before ramping up speed to around six or seven homes per day by the end of 2022. That's impressive. If you want to see one of their homes in person before buying, they are planning to have homes built and set up in Mesa, Arizona by September and may also have homes set up right at the factory, but that hasn't been 100% confirmed yet. If they do, you could potentially stop by the factory, check out their homes, then take a trip over to Lake Powell for a dip. Sounds like a nice little Saturday. If you've already paid the $100 to get your name on the wait list, they're anticipating it'll only take a couple of months to

#658007 v1

get your home after the factory is fully up and running, which as mentioned could potentially be as early as June or about six weeks from now.

([06:46](#)):

Fun fact about these homes, they can be stacked on top of each other up to seven high to create multifamily dwellings, and they have a project in the works called ZenCity that'll be located in Mesa and have a total of 90 units. Construction on that project is set to begin in September, so it's safe to say they've got a very full dance card for the rest of 2022. The final topic of the update was pricing. Last time I looked the Denizen was $75,000 and the Citizen was $100,000, and right now those prices remain the same. It says, "Our goal at ZenniHome is to bring high quality homes to the market at an affordable price. Our homes are built with high grade steel and other costs and materials. While we're hoping to meet a base price target of $75,000 for the Denizen and $100,000 for the Citizen, we will not be able to firm up final pricing until the factory is fully operational, which is estimated to be the fourth quarter of this year."

([07:43](#)):

I wouldn't be surprised if we see those prices jump up a little bit. As the update mentions, the costs to build have increased and just about every other company building homes has had to adjust their price at some point over the last 12 months. ZenniHome is very close to having their factory up and running and building the homes that a lot of people have been very excited to see. It's taken a little bit longer than expected, but the old saying, measure twice cut once, definitely applies and it only makes sense to get their production line and designs right the first time. I'm really excited to see the first finished ZenniHome, so I'll be following along with where they're at and we'll post any updates right here on my YouTube channel. That's all I've got for today. If you like manufactured home videos, make sure to subscribe to my channel because I've got new ones coming out every single week. Thanks for watching. See you in the next one.

Stephen James (00:05):

Housing affordability is a challenge we're all trying to solve, but many of us in that space are caught in this rut of known real estate types. And so what I saw in Bob was a really curious mind and an entrepreneur who was willing to step outside of that box.

Kerry Tarnow (00:28):

The company I'm talking about is called ZenniHome, and the guy starting it is Bob Worsley.

B-roll-person-1 (00:32):

Bob Worsley.

B-roll-person-2 (00:33):

Senator Bob Worsley.

B-roll-person-1 (00:34):

And he is president of ZenniHome.

Kerry Tarnow (00:37):

Bob has just a bit of experience starting and scaling a business.

Bob Worsley (00:41):

I have lots of ideas, but when I lock in on a good one, I just do it.

(00:48):

This all began when I was serving in the Arizona Senate, and I could see the tremendous issues we were having with housing. You can't get labor to build the homes. Homes are sitting, waiting for sheet rockers and texture people. And it just is a big problem, and it's never been addressed. So I said to myself, "Why hasn't this industry, the housing industry, had a disruptive moment?" It hasn't really been updated for a long time.

Stephen James (01:18):

I began with a series of just quick sketches.

Bob Worsley (02:02):

So the beautiful thing is that this is not just a mother-in-law quarters in your backyard, but it's also something that could be used for multi-family housing, a unit that is really used in many, many different ways. ZenniHome is tomorrow's home, today.